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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                    IGI, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   449575 10 9
                                 (CUSIP Number)

                                October 29, 1999
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


                               / / Rule 13d-1(b)
                               /X/ Rule 13d-1(c)
                               / / Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.:  449575 10 9        SCHEDULE 13G                    Page 2 of 6 Pages

1) Name of Reporting Person: American Capital Strategies, Ltd. I.R.S. Identification No. of Above Person (entities only)

2)       Check the Appropriate Box if a Member of a Group:  Not applicable
                                                                         (a) / /
                                                                         (b) / /
3)       SEC Use only

4)       Citizenship or Place of Organization:
         STATE OF DELAWARE
                                     5)       Sole voting Power:
       Number of                               1,907,543
          Units                      -------------------------------------------
      Beneficially                   6)       Shared Voting Power
        owned by                              N/A
          Each                       -------------------------------------------
        Reporting                    7)       Sole Dispositive Power:
         Person                               1,907,543
          with:                      -------------------------------------------
                                     8)       Shared Dispositive Power:
                                              N/A

9)       Aggregate Amount Beneficially owned by Each Reporting Person:
         1,907,543

10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                             / /

11)      Percent of Class Represented by Amount in Row (9):
         18.7%

12)      Type of Reporting Person:
         CO


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Schedule 13G                                                   Page 3 of 6 Pages

Item 1.           (a)      Name of Issuer:

                           IGI, Inc.

                  (b)      Address of Issuer's Principal Executive Offices:

                           Wheat Road and Lincoln Avenue
                           Buena, New Jersey 08310

Item 2.           (a)      Name of Person Filing:

                           American Capital Strategies, Ltd.

                  (b)      Address of Principal Business Office, or, if none,
                           Residence:

                           2 Bethesda Metro Center
                           14th Floor
                           Bethesda, Maryland 20814

                  (c)      Citizenship:

                           State of Delaware

                  (d)      CUSIP Number:

                           449575 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a: N/A

         (a)  [ ] Broker or dealer registered under Section 15 of the Act

         (b)  [ ] Bank as defined in Section 3(a)(6) of the Act

         (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 401.13d-1(b)(1)(ii)(F)

         (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)

         (h)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


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Schedule 13G                                                   Page 4 of 6 Pages

Item 4.           Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

                  (a)  Amount beneficially owned:

                           1,907,543

                  (b)  Percent of class:

                           18.7%

                  (c)  Number of shares as to which such person has:

                           (i)  sole power to vote or direct the vote:

                           1,907,543

                           (ii) shared power to vote or direct the vote:

                           N/A

                           (iii) sole power to dispose or to direct the disposition of:

                           1,907,543

                           (iv) shared power to dispose or direct the disposition of:

                           N/A


Item 5.           Ownership of Five Percent or less of a class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ] N/A


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Schedule 13G                                                   Page 5 of 6 Pages

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           N/A

Item 8.           Identification and Classification of Members of the Group

                           N/A

Item 9.           Notice of Dissolution of Group

                           N/A

Item 10.          Certification and Signature.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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Schedule 13G                                                   Page 6 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            American Capital Strategies, Ltd.

                                            /s/ Malon Wilkus
                                            ------------------------------------
                                            By: Malon Wilkus
                                            Title: CEO


                                            Date: February 14, 2001